KRIEG · DEVAULT LLP
ATTORNEYS AT LAW

December 28, 2006

**Karen Ball Woods**
**Direct Dial: (317) 238-6246**
**E-mail: kwoods@kdlegal.com**

**VIA FEDERAL EXPRESS**

[redacted]

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street, NW
Washington, DC 20549

Re: Regulation A Offering Statement for The Estridge Group, Inc.

Dear Sir or Madam:

Enclosed please find one (1) manually signed and six (6) copies of the Offering Statement and Exhibits on Securities & Exchange Commission Form 1-A which are being submitted for filing on behalf of The Estridge Group, Inc. pursuant to Regulation A under the Securities Act of 1933. The offering statement is also being filed with the NASD. The Offering Statement has been prepared in accordance with Model B of Part II of Form 1-A.

Please acknowledge receipt of the enclosed materials by file stamping and returning to the undersigned the enclosed duplicate of this letter in the enclosed envelope.

If any questions arise, please do not hesitate to call me at (317) 238-6246.

Sincerely,

Karen Ball Woods

Enclosures

KD_IM-863807_1.DOC

ONE INDIANA SQUARE, SUITE 2800 · INDIANAPOLIS, INDIANA 46204-2079

PHONE 317.636.4341
FAX 317.636.1507
WWW.KRIEGDEVAULT.COM

MERITAS
LAW FIRMS WORLDWIDE

KRIEG DEVAULT ALEXANDER & CAPEHART, LLP
INDIANAPOLIS • CARMEL • HAMMOND